

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 9, 2009

Mr. Michael J. Prinsloo
Chief Executive Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3


      **Re:**    **Banro Corporation**
              **Amendment No. 2 to Annual Report on Form 40-F**
               **for the Fiscal Year Ended December 31, 2007**
              **Filed January 13, 2009**
              **Response Letter Dated January 13, 2009**
              **File No. 1-32399**


Dear Mr. Prinsloo:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Form 40-F for the Fiscal Year Ended December 31, 2007

Changes in Internal Control Over Financial Reporting, page 2

1.     We note that your revised disclosure no longer states that during the period covered by your annual report, no change occurred in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please advise us, on a supplemental basis, whether any such change occurred during your fiscal year ended December 31, 2007.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

       Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:    Christopher J. Barry, Esq.